Filed Pursuant to Rule 433

Registration No. 333-290056

Issuer Free Writing Prospectus, dated May 6, 2026

Viridian Therapeutics Announces Pricing of Upsized Concurrent Public Offerings of 1.75% Convertible Senior Notes Due 2032 and Common Stock with Aggregate Gross Proceeds of $350.0 Million

WALTHAM, Mass., May 6, 2026 (BUSINESS WIRE) — Viridian Therapeutics, Inc. (Nasdaq: VRDN), a biotechnology company focused on discovering, developing and commercializing potential best-in-class medicines for autoimmune and rare diseases, today announced the pricing of its upsized underwritten public offering of $225.0 million aggregate principal amount of its 1.75% convertible senior notes due 2032 (the “Convertible Notes” and such offering, the “Convertible Notes Offering”) and its upsized underwritten public offering of 7,352,942 shares of its common stock at a public offering price of $17.00 per share (such offering, the “Equity Offering”).

Viridian estimates that the aggregate net proceeds from the Convertible Notes Offering and the Equity Offering will be approximately $334.7 million, after deducting underwriting discounts and commissions and Viridian’s estimated offering expenses. In addition, Viridian has granted the underwriters of the Convertible Notes Offering a 30-day option to purchase up to an additional $25.0 million aggregate principal amount of Convertible Notes offered in the Convertible Notes Offering, solely to cover over-allotments and on the same terms and conditions. Viridian also granted the underwriters of the Equity Offering a 30-day option to purchase up to an additional 1,102,941 shares of its common stock, on the same terms and conditions.

The Convertible Notes Offering and the Equity Offering are expected to close on May 11, 2026, subject in each case to the satisfaction of customary closing conditions. Neither the closing of the Convertible Notes Offering nor the closing of the Equity Offering is contingent upon the closing of the other offering.

The Convertible Notes will be general, unsecured, senior obligations of Viridian and interest will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026, at a rate equal to 1.75% per year. The Convertible Notes will mature on May 15, 2032, unless earlier converted, redeemed or repurchased by Viridian.

Before February 15, 2032, noteholders may convert their Convertible Notes at their option only in certain circumstances. From, and including, February 15, 2032 until the close of business on the scheduled trading day immediately before the maturity date, noteholders may convert their Convertible Notes at any time at their option. Viridian will settle conversions by paying or delivering, as applicable, cash, shares of its common stock or a combination of cash and shares of its common stock, at Viridian’s election. The initial conversion rate is 40.5680 shares of Viridian’s common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $24.65 per share of its common stock and represents a conversion premium of approximately 45.0% above the public offering price per share of its common stock in the Equity Offering. If a “make-whole fundamental change” (as defined in the indenture that will govern the Convertible Notes) occurs, then Viridian will in certain circumstances increase the conversion rate for a specified period of time.

The Convertible Notes will be redeemable, in whole or in part (subject to certain limitations), at Viridian’s option at any time, and from time to time, on a redemption date on or after May 20, 2030 and on or before the 26th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of its common stock exceeds 130% of the conversion price for the Convertible Notes on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date Viridian sends the related redemption notice; and (2) the trading day immediately before the date Viridian sends such notice.

If a “fundamental change” (as defined in the indenture that will govern the Convertible Notes) occurs, then, subject to a limited exception, noteholders may require Viridian to repurchase their Convertible Notes at a cash repurchase price equal to the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

Viridian intends to use the net proceeds from the Convertible Notes Offering and the Equity Offering to repay all outstanding indebtedness under the Loan and Security Agreement with Hercules Capital, Inc., to fund market expansion studies for its thyroid eye disease (“TED”) franchise, and to advance the research and development of its earlier pipeline, as well as for working capital and other general corporate purposes.

Jefferies, Leerink Partners, and Goldman Sachs & Co. LLC are acting as joint book-running managers and LifeSci Capital is acting as lead manager for the Convertible Notes Offering. Jefferies, Leerink Partners, and Goldman Sachs & Co. LLC are acting as joint book-running managers and LifeSci Capital and Wedbush PacGrow are acting as lead managers for the Equity Offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (SEC) and became effective on September 5, 2025. A final prospectus supplement and accompanying base prospectus relating to and describing the terms of each of the Convertible Notes Offering and Equity Offering will be filed with the SEC. The securities described above have not been qualified under any state blue sky laws. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. The offering will only be made by means of a prospectus, copies of which may be obtained at the SEC’s website at www.sec.gov, or by request to Jefferies LLC (Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022; telephone: 877-821-7388; email: Prospectus_Department@Jefferies.com); Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282 (Tel: 866-471-2526) or by e-mail at prospectus-ny@ny.email.gs.com.

About Viridian Therapeutics, Inc.

Viridian is a biotechnology company focused on discovering, developing, and commercializing potential best-in-class medicines for patients with autoimmune and rare diseases. Viridian’s expertise in antibody discovery and protein engineering enables the development of differentiated therapeutic candidates for validated drug targets and disease-driving mechanisms in autoimmune and rare diseases.

Viridian is advancing multiple late-stage, anti-insulin-like growth factor-1 receptor (“IGF-1R”) candidates in the clinic for the treatment of patients with TED. The company conducted a pivotal program for veligrotug, including two global phase 3 clinical trials, THRIVE and THRIVE-2, to evaluate its efficacy and safety in patients with active and chronic TED. THRIVE and THRIVE-2 reported positive topline data, meeting their primary endpoints and all secondary endpoints. Viridian is also advancing elegrobart as the potential first subcutaneous autoinjector for the treatment of TED. Viridian is conducting an ongoing pivotal program for elegrobart, including two ongoing global phase 3 pivotal clinical trials, REVEAL-1 and REVEAL-2, to evaluate the efficacy and safety of elegrobart in patients with active and chronic TED. REVEAL-1 and REVEAL-2 reported positive topline data, meeting their primary endpoints and multiple secondary endpoints.

In addition to its IGF-1R inhibitor portfolio, Viridian is developing an anti–thyroid-stimulating hormone receptor (“TSHR”) program designed as a potential therapy for TED and Graves’ disease.

Viridian is also advancing a novel portfolio of neonatal Fc receptor (“FcRn”) inhibitors, including VRDN-006 and VRDN-008, which have the potential to be developed in multiple autoimmune diseases.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words such as, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or other similar terms or expressions that concern the company’s expectations, plans and intentions. Forward-looking statements include, without limitation, statements regarding the timing and completion of the offerings on the anticipated terms, or at all; statements regarding the expected net proceeds of the offerings and the anticipated use of proceeds from the offerings; the company’s plans regarding commercial launch activities related to veligrotug and elegrobart and research and development activities; the company’s belief that its product candidates may be best-in-class; and the potential for the company’s novel portfolio of FcRn inhibitors to be developed in multiple autoimmune diseases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on the company’s current beliefs, expectations and assumptions. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements. Such forward-looking statements are subject to a number of material risks and uncertainties including but not limited to: market conditions that may affect the timing, terms or conditions of the underwritten public offerings; the company’s successful completion of the underwritten public offerings; the satisfaction of customary closing conditions related to the underwritten public offerings; and other risks and uncertainties identified in the company’s filings with the SEC, including those risks set forth under the caption “Risk Factors” in the company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 5, 2026, and other subsequent disclosure documents filed with the SEC. Any forward-looking statement speaks only as of the date on which it was made. Neither the company, nor its affiliates, advisors or representatives, undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing the company’s views as of any date subsequent to the date hereof.

Investors

Greg Rossino

grossino@viridiantherapeutics.com

Media

Lisa Lopez

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Source: Viridian Therapeutics, Inc.